Exhibit 99.1

FLY LEASING REPORTS FOURTH QUARTER AND
FULL YEAR 2017 FINANCIAL RESULTS

Dublin, Ireland, March 8, 2018 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the fourth quarter and full year of 2017.

Fourth Quarter 2017 Highlights

•	Net income of $7.2 million, $0.25 per share
•	Adjusted Net Income of $30.9 million, $1.09 per share
•	Refinanced and extended $375.0 million of unsecured notes
•	Completed a new $332 million secured debt facility
•	Repurchased 715,934 shares

2017 Full Year Highlights

•	Net income of $2.6 million, $0.09 per share
•	Adjusted Net Income of $66.6 million, $2.19 per share
•	Acquired ten aircraft for $456.0 million
•	Repurchased 4.3 million shares

“We continue to take initiatives at FLY that are producing solid core earnings and enhancing shareholder value,” said Colm Barrington, CEO of FLY. “In 2017 we increased our fleet size, fleet value and operating lease revenue, each by more than 10%. The quality and youth of our fleet now rank us an industry leader. We repurchased more than 13% of our shares at a significant discount to book value, raised a new $332 million secured facility at a very attractive margin, and refinanced and extended $375 million of unsecured notes at a significantly reduced interest rate. This was a good investment in our future earnings despite the debt extinguishment charge in the fourth quarter.”

"Last week we announced an exciting deal with AirAsia in which FLY will acquire a total of 55 aircraft, seven engines, and options to acquire 20 new A320neo family aircraft,” added Barrington. “This landmark acquisition grows FLY’s fleet with the most attractive and newest generation of narrowbody aircraft and will drive high levels of stable, long-term profitability and cash flows for the benefit of our stakeholders."

Financial Results

FLY is reporting net income of $7.2 million, or $0.25 per share, for the fourth quarter of 2017. This compares to a net loss of $63.8 million, or $1.98 per share, for the same period in 2016. The financial results for the fourth quarter of 2017 include $20.8 million of debt extinguishment costs, primarily relating to the discharge of FLY’s 6.75% Senior Notes due 2020 ("2020 Notes").

Net income for the year ended December 31, 2017 was $2.6 million, or $0.09 per share, compared to a net loss of $29.1 million, or $0.88 per share for the year ended December 31, 2016.

Adjusted Net Income

Adjusted Net Income was $30.9 million for the fourth quarter of 2017, compared to $30.6 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $1.09 in the fourth quarter of 2017, compared to $0.95 for the fourth quarter of 2016. For the year ended December 31, 2017, Adjusted Net Income was $66.6 million, or $2.19 per share, compared to $79.3 million, or $2.38 per share, for the year ended December 31, 2016.

A reconciliation of Adjusted Net Income to net income (loss) determined in accordance with GAAP is shown below.

Share Repurchases

During the fourth quarter, FLY repurchased 715,934 shares for $9.8 million at an average price of $13.65 per share. During the year ended December 31, 2017, FLY repurchased 4.3 million shares for $57.1 million at an average price of $13.35 per share. In November 2017, FLY’s board of directors approved a $50.0 million share repurchase program expiring in December 2018, to replace its program which expired in December 2017.

Financings

On October 16, 2017, FLY completed its offering of $300 million of unsecured 5.25% Senior Notes due 2024. The net proceeds were approximately $294.2 million, which FLY used, together with cash on hand, to discharge the $375 million of its outstanding 2020 Notes.

On December 8, 2017, FLY closed a new $332 million secured debt facility. The facility has an eight-year term and bears interest at a rate of LIBOR plus 1.65%.

AirAsia Portfolio Acquisition

On February 28, 2018, FLY signed definitive agreements with AirAsia Berhad (“AAB”) for the acquisition of 55 Airbus narrowbody aircraft, seven CFM engines and options to purchase an additional 20 Airbus A320neo family aircraft. Nearly all aircraft will be subject to leases to AAB and its affiliates, other than the option aircraft. The transaction is expected to close in the second and third quarters of 2018, subject to approval by AAB shareholders, receipt of necessary regulatory approvals and satisfaction of other customary closing conditions.

Financial Position

At December 31, 2017, FLY’s total assets were $3.6 billion, including investment in flight equipment totaling $3.1 billion. Total cash at December 31, 2017 was $456.8 million, of which $329.1 million was unrestricted. The book value per share at December 31, 2017 was $19.43.

Aircraft Portfolio

At December 31, 2017, FLY had 85 aircraft in its portfolio, with leases to 44 airlines in 28 countries. The table below does not include the two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Dec. 31, 2017	Dec. 31, 2016
Airbus A319	9	9
Airbus A320	12	12
Airbus A321	3	3
Airbus A330	3	3
Airbus A340	2	2
Boeing 737	46	38
Boeing 757	3	3
Boeing 777	2	2
Boeing 787	5	4
Total	85	76

At December 31, 2017, the average age of the portfolio, weighted by net book value of each aircraft, was 6.4 years. The average remaining lease term was 6.3 years, also weighted by net book value. At December 31, 2017, FLY's 83 aircraft on lease were generating annualized rental revenue of approximately $359 million. Two aircraft were off-lease at year end, one of which was subsequently delivered to a new lessee in January 2018, and the other aircraft is expected to be delivered to a new lessee in the first quarter of 2018. FLY’s lease utilization factor was 98.3% for the fourth quarter of 2017 and 99.6% for the year.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, March 8, 2018. Participants should call +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 3572428. A live webcast with slide presentation will be available on the Events & Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected benefits of the AirAsia portfolio transactions (the “Transactions”); whether and when the Transactions will be consummated; the amount of cash and stock consideration to be paid by FLY; the type, amount and terms of the acquisition financing to be obtained by FLY; and, the amount of any fees and expenses incurred in connection with the Transactions. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including risks relating to the satisfaction of conditions to the closing of the Transactions; risks relating to satisfaction of conditions to the financing of the Transactions; risks relating to FLY’s ability to obtain additional required financing for the Transactions on favorable terms, or at all; the risk that expected benefits of the Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
Consolidated Statements of Income (Loss)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Dec. 31,		Year ended Dec. 31,
	2017 (Unaudited)	2016 (Unaudited)	2017 (Audited)	2016 (Audited)
Revenues
Operating lease rental revenue	$89,019	$82,755	$337,137	$313,976
End of lease income	16,598	770	17,837	8,918
Amortization of lease incentives	(2,066)	(1,808)	(7,668)	(8,898)
Amortization of lease premiums, discounts and other	(123)	(104)	(412)	(414)
Operating lease revenue	103,428	81,613	346,894	313,582
Finance lease revenue	177	64	731	2,066
Equity earnings from unconsolidated subsidiary	119	126	496	530
Gain on sale of aircraft	3,926	17,506	3,926	27,195
Interest and other income	284	1,291	1,204	1,666
Total revenues	107,934	100,600	353,251	345,039
Expenses
Depreciation	33,957	31,562	133,227	120,452
Aircraft impairment	—	92,000	22,000	96,122
Interest expense	31,382	31,774	127,782	123,161
Selling, general and administrative	7,445	6,055	30,671	30,077
Ineffective, dedesignated and terminated derivatives	(546)	(252)	(192)	91
Loss on modification and extinguishment of debt	20,798	4,100	23,309	9,246
Maintenance and other costs	888	351	2,524	2,279
Total expenses	93,924	165,590	339,321	381,428
Net income (loss) before provision (benefit) for income taxes	14,010	(64,990)	13,930	(36,389)
Provision (benefit) for income taxes	6,840	(1,159)	11,332	(7,277)
Net income (loss)	$7,170	$(63,831)	$2,598	$(29,112)
Weighted average number of shares
- Basic	28,373,978	32,277,965	30,307,357	33,239,001
- Diluted	28,427,967	32,277,965	30,353,425	33,239,001
Earnings (loss) per share
- Basic	$0.25	$(1.98)	$0.09	$(0.88)
- Diluted	$0.25	$(1.98)	$0.09	$(0.88)

Fly Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Dec. 31, 2017 (Audited)	Dec. 31, 2016 (Audited)
Assets
Cash and cash equivalents	$329,105	$517,964
Restricted cash and cash equivalents	127,710	94,123
Rent receivables	2,059	419
Investment in unconsolidated subsidiary	8,196	7,700
Investment in finance lease, net	13,946	15,095
Flight equipment held for operating lease, net	2,961,744	2,693,821
Maintenance right asset, net	131,299	101,969
Deferred tax asset, net	9,943	7,445
Fair value of derivative assets	2,643	1,905
Other assets, net	8,970	6,568
Total assets	$3,595,615	$3,447,009
Liabilities
Accounts payable and accrued liabilities	$18,305	$13,786
Rentals received in advance	14,968	13,123
Payable to related parties	2,084	5,042
Security deposits	49,689	42,495
Maintenance payment liability	244,151	182,571
Unsecured borrowings, net	615,922	691,390
Secured borrowings, net	2,029,675	1,831,985
Deferred tax liability, net	30,112	19,847
Fair value of derivative liabilities	7,344	13,281
Other liabilities	39,656	40,254
Total liabilities	3,051,906	2,853,774
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 27,983,352 and 32,256,440 shares issued and outstanding at December 31, 2017 and 2016, respectively	28	32
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	479,637	536,922
Retained earnings	68,624	66,026
Accumulated other comprehensive loss, net	(4,580)	(9,745)
Total shareholders’ equity	543,709	593,235
Total liabilities and shareholders’ equity	$3,595,615	$3,447,009

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Year ended Dec. 31,
	2017 (Audited)	2016 (Audited)
Cash Flows from Operating Activities
Net income (loss)	$2,598	$(29,112)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(496)	(530)
Finance lease revenue	(731)	(2,066)
Gain on sale of aircraft	(3,926)	(27,195)
Depreciation	133,227	120,452
Aircraft impairment	22,000	96,122
Amortization of debt discounts and issuance costs	7,955	9,375
Amortization of lease incentives	7,668	8,898
Amortization of lease discounts, premiums and other items	412	388
Amortization of GAAM acquisition fair value adjustments	1,223	1,621
Loss on modification and extinguishment of debt	23,309	9,246
Unrealized foreign exchange (gain) loss	2,305	(437)
Provision (benefit) for deferred income taxes	5,178	(9,158)
(Gain) loss on derivative instruments	(478)	76
Security deposits and maintenance payment liability recognized into earnings	(16,268)	(3,450)
Security deposits and maintenance payment claims applied towards operating lease revenue	—	(684)
Cash receipts from maintenance rights	—	9,513
Maintenance rights recognized into earnings	465	—
Changes in operating assets and liabilities:
Rent receivables	(4,251)	(1,034)
Other assets	(2,599)	(1,134)
Payable to related parties	(10,126)	(17,163)
Accounts payable, accrued and other liabilities	11,588	(10,964)
Net cash flows provided by operating activities	179,053	152,764
Cash Flows from Investing Activities
Rent received from finance lease	1,880	2,970
Purchase of flight equipment	(434,122)	(552,166)
Proceeds from sale of aircraft, net	21,750	430,867
Payments for aircraft improvement	(7,357)	(2,230)
Payments for lessor maintenance obligations	(12,564)	(2,712)
Net cash flows used in investing activities	(430,413)	(123,271)

	Year ended Dec. 31,
	2017 (Audited)	2016 (Audited)
Cash Flows from Financing Activities
Security deposits received	7,196	920
Security deposits returned	(3,554)	(7,438)
Maintenance payment liability receipts	75,765	71,514
Maintenance payment liability disbursements	(14,303)	(10,951)
Net swap termination payments	—	(709)
Debt modification and extinguishment costs	(17,396)	(3,153)
Debt issuance costs	(1,464)	(2,552)
Proceeds from unsecured borrowings	295,150	—
Repayment of unsecured borrowings	(375,000)	—
Proceeds from secured borrowings	513,459	572,719
Repayment of secured borrowings	(326,909)	(448,346)
Shares repurchased	(57,286)	(40,257)
Net cash flows provided by financing activities	95,658	131,747
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	430	(84)
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	(155,272)	161,156
Unrestricted and restricted cash and cash equivalents at beginning of period	612,087	450,931
Unrestricted and restricted cash and cash equivalents at end of period	$456,815	$612,087

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Dec. 31,		Year ended Dec. 31,
	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)
Net income (loss)	$7,170	$(63,831)	$2,598	$(29,112)
Adjustments:
Aircraft impairment	—	92,000	22,000	96,122
Amortization of debt discounts and debt issuance costs	1,902	2,170	7,955	9,375
Amortization of lease premiums, discounts and other	123	88	412	388
Amortization of fair value adjustments recorded in purchase accounting	295	316	1,223	1,621
Loss on modification and extinguishment of debt	20,798	4,100	23,309	9,246
Professional fees related to restatement	—	—	—	1,134
Transaction fees and expenses	146	—	1,815	—
Unrealized foreign exchange (gain) loss	301	(1,187)	2,305	(437)
Deferred income taxes	721	(2,854)	5,178	(9,158)
(Gain) loss on ineffective, dedesignated and terminated derivatives	(546)	(252)	(192)	91
Adjusted Net Income	$30,910	$30,550	$66,603	$79,270
Average Shareholders’ Equity	$543,705	$620,937	$571,042	$632,818
Adjusted Return on Equity	22.7%	19.7%	11.7%	12.5%

Weighted average diluted shares outstanding(1)	28,427,967	32,277,965	30,353,425	33,239,001
Adjusted Net Income per diluted share	$1.09	$0.95	$2.19	$2.38

(1)	The weighted average diluted shares outstanding for the three months and year ended December 31, 2017 includes dilutive common share equivalents of 53,989 and 46,068, respectively.

FLY defines Adjusted Net Income as net income (loss) plus or minus (i) non-cash impairment charges; (ii) non-cash amortization of debt discounts, loan issuance costs, lease premiums and discounts, and other items; (iii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iv) losses from debt modification and extinguishment; (v) non-recurring expenses; (vi) unrealized foreign exchange gains and losses; (vii) deferred income taxes; and (viii) the ineffective portion and gains and losses associated with cash flow hedges. The adjustments included within Adjusted Net Income are primarily non-cash items, one-time or non-recurring items that are not expected to continue in the future, and certain other items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by the average shareholders’ equity for the periods presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash, one-time or non-recurring items that are not expected to continue in the future, and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as a substitute for net income or other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.